Exhibit 99.2

Titan to Provide Behavioral Trading Database to Georgia Tech Quantitative and Computational Finance Students

Atlanta, GA (June 2, 2011) -- Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF), has entered into a new alliance with the Georgia Institute of Technology (Georgia Tech) Master of Science Degree program in Quantitative and Computational Finance (QCF). The alliance gives Georgia Tech QCF students access to Titan’s trade signal database which is derived from price and volatility data, machine readable news and social media sentiment , which Titan uses to provide market professionals with high probability behavioral trade recommendations.

"Georgia Tech offers great opportunities for students in the MS QCF program to collaborate with global financial services firms," says Dr. Shijie Deng, Director of the QFC program. "By forging close relationships with innovative companies in the Atlanta area like Titan, QFC students will continue to have a significant advantage as they enter the job market with unique and practical experience."
Titan’s core product (TickAnalyst) provides a tradable research solution combining multi-layered trading technology with proprietary automated models and risk management tools for institutions. Its highly sophisticated architecture is designed to perform thousands of decisions per second, isolating specific “rare market events” that result in a high probability of profitable success when the optimum conditions align.

“We have accumulated a unique database of quantitative and qualitative data from structured and unstructured sources” stated John Coulter, President and CEO of Titan. The number of social media sites and amount of stock related commentary available in digital format is growing exponentially. We are pleased to share our tick data & behavioral trading signal database with students of the QCF program and allow them to mine our database for all manner of quantitative modeling & research purposes.”
Titan’s data center is managed by Colocube via the “Platform Equinix” private cloud in downtown Atlanta. The power of the cloud enables Titan to monitor real-time data and simultaneously sift though terabytes of historical data to generate behavioral trade recommendations. Colocube employs best practices in security and monitoring to ensure the highest level of protection for Titan and its customers.

About Titan Trading Analytics Inc.: www.titantrading.com
Titan Trading Analytics Inc. is a premier provider of behavioral trading research. Trade signals are distributed via a powerful financial analysis and electronic trading software platform which captures and analyzes real-time market tick data and identifies trade opportunities based on numerous historical patterns, identified by Titan’s Trade Recommendation Engine™ (TRE). Titan’s flagship product, TickAnalyst™, delivers trading signals to proprietary trading firms and hedge funds via a cutting edge browser-based interface. Titan’s internally developed products and services are at the forefront of the high growth global investment management and automated trading industry.

About Georgia Institute of Technology, Quantitative and Computational Finance Program
The main objective of the Master of Science degree program in Quantitative and Computational Finance at Georgia Tech is to provide students with the practical skills and theoretical understanding they need to be leaders in the formulation, implementation and evaluation of models used by the financial sector to structure transactions, manage risk and construct investment strategies. The MS QCF program is a full-time August-through-December, 16-month program in Fall, Spring and Fall Semesters with six core courses (18 credit hours) and six electives (18 credit hours). For more information please visit www.qcf.gatech.edu.

Forward-Looking Statements
The statements in this news release relating to matters that are not current or historical facts are forward-looking statements. Such forward-looking statements are based on current plans, estimates and expectations. Forward-looking statements are based on known and unknown risks, assumptions, uncertainties and other factors. Actual results, performance, or achievements may differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements. Penson undertakes no obligation to publicly update or revise any forward-looking statement.

Contacts
Titan: Audra Tiner, Articulate Communications Inc., atiner@articulatecomms.com, 212-255-0080 ext. 34

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